Exhibit 99.1

CN ENERGY GROUP. INC.

(organized under the laws of the British Virgin Islands)

(NASDAQ: CNEY)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of CN Energy Group. Inc. (the “Company”) will be held on July 22, 2022, at 10:00 p.m., Eastern Time, at Dikai Yinzuo, Room 1804-1, No. 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province, the People’s Republic of China, for the following purposes:

1.	to re-elect each of the five directors named in the proxy statement as a director of the Company to hold office until the next annual general meeting or until his/her respective successor is elected and duly qualified;

2.	to ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2022;

3.	to approve as a special resolution the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”) in substitution for the existing Second Amended and Restated Memorandum and Articles of Association of the Company; and

4.

to approve as a special resolution the re-designation of shares of the Company as follows:

(a) from (i) an unlimited number of ordinary shares of no par value and an unlimited number of convertible preferred shares of no par value to (ii) an unlimited number of Class A ordinary shares of no par value (“Class A Ordinary Shares”) and an unlimited number of Class B ordinary shares of no par value (“Class B Ordinary Shares”); and

(b) the issued shares in the Company be and are re-designated and re-classified into Class A or Class B Ordinary Shares of no par value on a one for one basis as follows, each with the rights and privileges as set forth in the Amended M&A:

Name of Existing Shareholders	Number of Existing Shares Held	Number and Class of New Shares to be Issued
Global Clean Energy Limited	3,020,969 ordinary shares	3,020,969 Class B Ordinary Shares
CEDE & CO	17,118,307 ordinary shares	17,118,307 Class A Ordinary Shares
JINWU HUANG	30,000 ordinary shares	30,000 Class A Ordinary Shares
YUCHI LI	30,000 ordinary shares	30,000 Class A Ordinary Shares
LISHUI YILIAN ENTERPRISE MANAGEMENT CONSULTING CO., LTD.	2,764,351 ordinary shares	2,764,351 Class A Ordinary Shares
CHANGMING SHEN	10,000 ordinary shares	10,000 Class A Ordinary Shares
WEIYI TIAN	30,000 ordinary shares	30,000 Class A Ordinary Shares
WAN YANG	50,000 ordinary shares	50,000 Class A Ordinary Shares
JINWANG ZHU	30,000 ordinary shares	30,000 Class A Ordinary Shares

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on July 1, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2021 annual report, from the Company’s website at ir.cneny.com or by submitting a request to ir@cneny.com.

By Order of the Board of Directors,

/s/ Kangbin Zheng
Kangbin Zheng
Chairman of the Board of Directors

Lishui, China

July 1, 2022

CN ENERGY GROUP. INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 22, 2022

10:00 p.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of CN Energy Group. Inc. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on July 22, 2022, at 10:00 p.m., Eastern Time, at Dikai Yinzuo, Room 1804-1, No. 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province, the People’s Republic of China (the “PRC”), or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on July 1, 2022 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing more than one-half of the voting rights of the outstanding ordinary shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.	an ordinary resolution to re-elect each of the five directors named in this proxy statement as a director of the Company to hold office until the next annual general meeting or until his/her respective successor is elected and duly qualified;

2.	an ordinary resolution to ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2022;

3.	a special resolution to approve and adopt the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”) in substitution for the existing Second Amended and Restated Memorandum and Articles of Association of the Company; and

4.	a special resolution to approve the Re-Designation of Shares (defined below).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–4.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules that permit companies to make available their annual report to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended September 30, 2021 (the “2021 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2021 Annual Report to shareholders by visiting the “Annual Reports” heading under the “SEC Filing” section of the Company’s website at ir.cneny.com. If you want to receive a paper or email copy of the Company’s 2021 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the investor relations contact of the Company, at ir@cneny.com.

PROPOSAL NO. 1

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

The Company’s nominating and corporate governance committee recommends, and the Board of Directors concurs, that the five current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his/her respective successor is elected and duly qualified.

DIRECTORS FOR RE-ELECTION

Mr. Kangbin Zheng has served as our director since April 2020 and our chief executive officer and chairman of the board of directors since June 2020. From August 2014 to July 2020, Mr. Zheng served as the chief executive officer of Beijing Future Ark Consulting Co., Ltd. and managed its strategies and daily operations. From January 2007 to July 2014, Mr. Zheng served as the director for private sector operations in China of the Asian Development Bank. From June 1986 to January 2007, Mr. Zheng worked at the World Bank Group on corporate strategy and resource management, risk management, investment projects, and economic and policy work. From February 2017 to June 2020, Mr. Zheng served as an independent director of Farmmi, Inc. (Nasdaq: FAMI), a Cayman Islands company focusing on processing and selling edible fungi, mainly Shiitake and Mu Er mushrooms. Mr. Zheng received his Ph.D. in Economics from Georgetown University in 1992, his master’s degree in Business from Wuhan University in 1985, and his bachelor’s degree in Mathematics from Hubei University in 1982.

Mr. Wenhua Liu has served as our director since June 2022. Mr. Liu has served as the executive director of CN Energy Industrial Development Co., Ltd., our main operating entity in China, since April 2022. From August 2021 to March 2022, Mr. Liu served as the chief financial officer of Farmmi, Inc. Prior to that, from March 2015 to July 2021, Mr. Liu served as the general manager of the financial department of Forasen Holding Group Co., Ltd., a China-based corporation focusing on agricultural products trade, new energy industries, and investment business. He also served as the chief financial officer at Halumm (China) Co, Ltd., a China-based technology research and development company focusing on total solution services for prefabricated buildings, from October 2010 to February 2015. Mr. Liu served as the chief auditor for Zhejiang Boda Plastic Technology Co., Ltd, a China-based corporation focusing on producing various types of plastic pipes, from August 2009 to September 2010, and served as the chief financial officer for Zhejiang Taizhou Hongda Textile Co., Ltd, a China-based corporation focusing on production and sales of industrial chemical fiber waterproof cloth, luggage cloth, and light textile machinery accessories, from April 2004 to June 2009. From October 1997 to March 2004, Mr. Liu served as the vice president of the subsidiaries of BC Stone Group, a China-based corporation focusing on real estate, finance, new building materials, logistics, and environmental protection. Mr. Liu received a bachelor’s degree in Accounting from Hunan University of Finance and Economics in 1995.

Mr. Phillip Connelly has served as our independent director since April 2020. Mr. Connelly retired from his position as the executive vice chancellor of Wenzhou-Kean University in March 2018, where he oversaw the complete operations of the university in accordance with the direction established in its strategic plan since July 2008. From September 2002 to June 2008, Mr. Connelly served as the vice-president for administration and finance of Kean University, and was responsible for the operations of the divisions of financial services, computer services, facilities maintenance, campus planning, campus safety, and human resources. Mr. Connelly received his Master of Business Administration degree in Finance from Fordham University in 1985 and his bachelor’s degree in Accounting from Rutgers University in 1981.

Mr. Wenbiao Zhang has served as our independent director since August 2019. Mr. Zhang is an experienced researcher in the areas of bamboo charcoal and biomass energy, who published over 60 papers on Chinese and international journals, owns 10 patents in the PRC, and has been a committee member of multiple bamboo material related organizations. Mr. Zhang has been a professor and doctorial supervisor of Zhejiang A&F University since July 2002, whose research focuses on the pyrolysis of biomass in bamboo, biochar and its functional composites, and the production of clean energy from biomass. Mr. Zhang has served as an independent director of Jiangshan Oupai Door Co., Ltd., a public company in the PRC since October 2015. Mr. Zhang received his doctoral degree and master’s degree in Wooden Materials and Technology from Nanjing Forestry University in 2002 and 1999, respectively, and his bachelor’s degree in Wooden Materials and Engineering from Zhejiang A&F University in 1994.

Ms. Jian Chen has served as our independent director since June 2020. Ms. Chen has served as the vice president of Kean USA Group Inc. since October 2010. From March 2007 to October 2010, Ms. Chen served as a senior financial manager of Verizon Wireless, Inc. From March 2000 to March 2007, Ms. Chen served as a senior system/business supervisor of Bristol-Myers Squibb. Ms. Chen received her Master of Business Administration degree in Management Information System from Kean University in 1999 and her bachelor’s degree in Accounting and Finance from University of Nebraska in 1993.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 2

RATIFICATION

OF

THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee appointed Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2022, and the Board of Directors concurred.

In the event that our shareholders fail to ratify the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

THE RATIFICATION OF THE APPOINTMENT

OF

FRIEDMAN LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2022.

PROPOSAL NO. 3

ADOPTION OF AMENDED M&A

The Board of Directors deems it advisable and is recommending that our shareholders approve and adopt the Amended M&A attached hereto as Appendix A.

The Amended M&A set out the rights attaching to the new Class A ordinary shares of no par value (“Class A Ordinary Shares”) and Class B ordinary shares of no par value (“Class B Ordinary Shares”), which are the subject of Proposal 4.

Proposal No. 3 will be approved if a two-thirds majority of the total votes properly cast in person or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Amended M&A will become effective upon approval of our shareholders.

 THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADOPTION OF THE AMENDED M&A.

PROPOSAL NO. 4

RE-DESIGNATION OF SHARES

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as a special resolution the Resignation of Shares as follows:

(a) from (i) an unlimited number of ordinary shares of no par value and an unlimited number of convertible preferred shares of no par value to (ii) an unlimited number of Class A Ordinary Shares of no par value and an unlimited number of Class B Ordinary Shares of no par value; and

(b) the issued shares in the Company be and are re-designated and re-classified into Class A or Class B Ordinary Shares of no par value on a one for one basis as follows, each with the rights and privileges as set forth in the Amended M&A:

Name of Existing Shareholders	Number of Existing Shares Held	Number and Class of New Shares to be Issued
Global Clean Energy Limited	3,020,969 ordinary shares	3,020,969 Class B Ordinary Shares
CEDE & CO	17,118,307 ordinary shares	17,118,307 Class A Ordinary Shares
JINWU HUANG	30,000 ordinary shares	30,000 Class A Ordinary Shares
YUCHI LI	30,000 ordinary shares	30,000 Class A Ordinary Shares
LISHUI YILIAN ENTERPRISE MANAGEMENT CONSULTING CO., LTD.	2,764,351 ordinary shares	2,764,351 Class A Ordinary Shares
CHANGMING SHEN	10,000 ordinary shares	10,000 Class A Ordinary Shares
WEIYI TIAN	30,000 ordinary shares	30,000 Class A Ordinary Shares
WAN YANG	50,000 ordinary shares	50,000 Class A Ordinary Shares
JINWANG ZHU	30,000 ordinary shares	30,000 Class A Ordinary Shares

Following the Re-Designation of Shares, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to 50 votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences, and privileges as set forth in the Amended M&A.

In addition, all Class B Ordinary Shares will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis.

Proposal No. 4 will be approved if a two-thirds majority of the total votes properly cast in person or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Re-Designation of Shares will become effective upon approval of our shareholders.

Potential Adverse Effects of the Re-Designation of Shares

Prior to the proposed re-designation, Ms. Yefang Zhang beneficially owns a total of 3,020,969 ordinary shares of our Company, representing 13.09% of the total voting power. Immediately after the proposed Re-Designation of Shares becomes effective, Ms. Zhang will beneficially hold about 88.28% of the total voting power.

The proposed re-designation will not affect in any way the validity or transferability of share certificates outstanding, the capital structure of the Company or the trading of the Company’s ordinary shares on the NASDAQ Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Share or Class B Ordinary Share, as the case may be, will be issued.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-DESIGNATION OF SHARES.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

July 1, 2022	/s/ Kangbin Zheng
Kangbin Zheng
Chairman of the Board of Directors